Mail Stop 4561

      November 15, 2005

Steven D. Rudnik
Chief Executive Officer, President and
Director
Magnitude Information Systems, Inc.
401 State Route 24
Chester, NJ 07930


	Re:	Magnitude Information Systems, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
		Filed March 30, 2005
		File No. 000-32485

Dear Mr. Rudnik:

	We have reviewed your response to our letter dated October
21,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.


Report of Independent Registered Public Accounting Firm, page 1

1. We note the revisions to your financial statements related to the reclassification of certain beneficial conversion rights and deferred compensation and the revaluation of options and warrants issued to non-employees and employees for services. We also note your footnote on page 26 titled, "Restatement of Results." Tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Consolidated Statement of Stockholders` Equity (Deficit), page 5

2. We note your revised presentation of your statement of stockholders` equity (deficit) for year ended December 31, 2004.
It
appears that the ending balances at December 31, 2003 do not agree to the beginning balances at January 1, 2004 and that certain amounts for the year ended December 31, 2004 are not in the correct columns.
Revise your presentation to include the correct amounts, as necessary, or tell us why such revisions are not necessary.

Restatement of Results, page 26

3. We have reviewed your explanatory note on page 2 of your 10-KSB/A and note your statement, "the restatement involves reclassifying certain equity positions in connection with beneficial conversion rights accrued to warrants and shares of convertible preferred stock issued in 2003 and 2004 as well as the reclassification of deferred compensation." However, in your restatement footnote on page 26, you refer only to the restated financial results to reflect a revision related to the valuation of securities issued to non-employees for services performed. Tell us why your restatement footnote does not discuss the revisions related to your reclassifications related to the beneficial conversion rights accrued to warrants and shares of convertible preferred stock. Additionally, help us understand what the beneficial conversion rights you refer to on page 2 consist of and provide us with your calculation/analysis of this beneficial conversion rights as well as the accounting literature you are relying on.

General

4. Please refer to comment 6 in our letter dated October 21, 2005. We note in your response that the Company filed a separate correspondence via Edgar, signed by the executive officers and directors of the Company, acknowledging your responsibilities as indicated in our previous comment. We note, however, that the correspondence filed via Edgar included was only signed by Mr. Angelastri. Was it the Company`s intent to have all named persons sign the letter? If so, please revise to include appropriate signatures.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Steven D. Rudnik
Magnitude Information Systems, Inc.
November 15, 2005
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